Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: March 10, 2021

Growth

Mar. 8, 2021 6:54 pm

Quantum computing company IonQ plans to go public. Here’s what it could mean for College Park

Following a merger with publicly traded dMY Technology Group, Inc. III, the company is expected to be valued at $2 billion. It shows how the University of Maryland College Park’s investment in quantum can bolster the tech economy.

By Stephen Babcock / staff

That’s the path for technology being developed by IonQ. The College Park-based company on Monday made official a deal to merge with special purpose acquisition company dMY Technology Group, Inc. III. When the merger closes and it begins trading on the New York Stock Exchange under the symbol IONQ, the company is poised to be the first “pure-play” quantum computing company that is publicly traded, leaders said.

The broad outline of the deal squares with talks first reported by Bloomberg last month: The combined company will be valued at $2 billion.

With the public offering, the company expects to raise $650 million. That includes $350 million through an investment vehicle known as a PIPE, or private investment in public equity. Investors in the PIPE include Fidelity Management & Research Company LLC, Breakthrough Energy Ventures — which is the sustainable energy investment arm founded by Bill Gates — Hyundai Motor Company, Kia Corporation, Silver Lake, MSD Partners, L.P. and TIME Ventures, the investment fund for Salesforce founder Marc Benioff. Existing investors in the company including New Enterprise Associates, GV and Mubadala Capital are also participating.

Along with recognizable names in tech, the investors also point to the company’s belief that the technology, which harnesses quantum mechanics for a more powerful form of calculation than the 1s and 0s of the computers we’re now using, can help to solve big, foundational problems in business, healthcare, climate change and supply chains.

In an interview with Technical.ly, IonQ CEO Peter Chapman and dMY Technology Group III CEO Niccolo de Masi pointed to a number of use cases, from faster drug discovery, AI and banking, to better optimized routes for delivery drivers and assembly line configurations for automotive companies or more capable solar cells. To deliver these kinds of advances, the company plans to work alongside others, and create full-scale applications.“The future of quantum is entirely within our own hands.” Peter Chapman, IonQ  ☐

Becoming a public company will allow IonQ to have access to capital to bring the technology that can help those industries, and can help to continue to attract talent as the company grows.

“The future of quantum is entirely within our own hands,” said Chapman, who has served for 40 years in technology roles, including leading engineering for Amazon Prime before joining IonQ.

Within three years, IonQ’s goal is to develop rack-mounted, room-temperature quantum computers, a little bigger than an Xbox, which can be networked together. Proceeds from the merger will help the company move its development roadmap forward faster, and set up the manufacturing processes necessary for those systems.

“We’re looking to build quantum computers so there are thousands of them, if not millions, so we need to make them so they can be made cheaply,” Chapman said. To date, its advances in quantum computing — including the introduction in October of a 32-qubit system that is available on Amazon Braket and Microsoft Azure

Quantum — have brought it to the forefront of the work to bring discoveries in quantum computing into practical use. But that’s a space that also includes other publicly traded companies like IBM, Alphabet and Microsoft, so market positioning alongside those companies can help it stay at the front. de Masi pointed out that transformational companies of past generations of technology like Microsoft, Amazon and Apple all went public when they were relatively young. IonQ is going public at a time when S PACs are an increasingly popular vehicle to take companies public sooner. There’s no doubt it comes with public scrutiny. But being publicly traded can also help companies to establish good practices and access capital in different forms to keep growing.

“I’m hoping that we become the capital of quantum for the nation. It goes with our being in the capital region, but also because this is foundational.” Dr. Darryll Pines, University of Maryland College Park  ☐

The growth also appears poised to bring increased prominence to College Park when it comes to quantum computing. It’s an area where the University of Maryland College Park has years of research acumen, helped by strategic investment and partnerships with the federal government, that led to advances in the lab. The university now has with 200 researchers working on the technology in a variety of disciplines, such as computing, sensing and imaging, and quantum communications.

University of Maryland College Park President Dr. Darryll Pines said IonQ’s move to go public is a validation that an investment in science and basic research can be a starting point for a path: Invest in science at a university, and people who can make discoveries. Then, they make discoveries that can in turn become products that power companies.

For its part, IonQ was founded in 2015 by University of Maryland professor Chris Monroe and Jungsang Kim, and draws on 25 years of research advances in labs at the University of Maryland and Duke University. In turn, the company has its base in College Park. In October, the same month that it unveiled its next-generation computer system, the university invested $5.5 million to help the company open a 23,000-square-foot Quantum Data Center in the Discovery District, which is a campus-adjacent area for startups and companies to base in College Park. Chapman said the company plans to continue growing its team; check out current open roles here.

The university will continue to be in partnership with the company, through the labs that are making advances, and students who might be able to work at the company. The growth can help to attract talent around the city, and it is building a Quantum Technology Center that will serve as a nexus for this work.

But leaders are also thinking about where this positions College Park nationally. Alongside a place as one of the top research institutions and government center, it now has a publicly traded company in a category alongside the biggest tech companies. Those are the kinds of ingredients and efforts to concentrate talent that have led to plenty of other hubs. Those places have had not just technology, but a company that made everyone take note, as well.

“I’m hoping that we become the capital of quantum for the nation,” Pines said. “It goes with our being in the capital region, but also because this is foundational.”

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.